Exhibit 3.4

AMENDMENT TO BYLAWS

OF THE MONEY TREE, INC.

That Article III, Section 2, of the Corporation’s By-Laws, is now and hereafter amended to provide that the Board of Directors shall consist of one sole member, who shall be elected at an annual meeting of the shareholders and serve for a term of one year and until the successor is elected. This one sole Director must be present to constitute a quorum for the transaction of business. All resolutions adopted and all business transacted by the Board of Directors shall require the affirmative vote of this one sole Director.